ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of Shareholders of Alpha Gold Corp. (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on August 14, 2008 at 10:00 a.m., local time, for the following purposes:

  To receive the audited financial statements for the financial year ended February 28, 2008, the report of the auditor and related management discussion and analysis.

  To elect four directors of the Company for the ensuing year.

  To appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration.

  To ratify and approve the 10% of capitalization rolling share option plan, as more particularly set out in the accompanying Information Circular.

  To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, accompanies this Notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that such shareholder's shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Coquitlam, British Columbia, July 14, 2008.

BY ORDER OF THE BOARD

"George Whatley"

George Whatley
President and Chief Executive Officer